November 8, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2006
Form 8-K filed July 14, 2006
File No. 0-13818

Dear Mr. Junquera:

We have reviewed your response letter dated August 8, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Our comments ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Year Ended December 31, 2005

2005 Annual Report

Consolidated Financial Statements

Note 21 – Retained Interests on Transfers of Financial Assets, page P93

1.   We note your response to comment four from our letter dated July 25, 2006.
        Please describe in detail the methodologies used and sources consulted to
        determine the initial fair value of your interest-only strips. To the extent that you
        relied upon different methodologies or sources of information for subsequent fair
        value determinations as compared to those used to determine initial fair value,
        please compare and contrast the nature of the sources used and explain why
        different sources were used. For example, it appears from your response that
        third party valuation firms were used to validate prepayment assumptions for
        subsequent IO fair value determinations but not for the initial IO fair value
        determinations.

2.   As a related matter, please tell us the specific facts and circumstances that led to
        the timing of the change to your model for prepayments on adjustable rate
        mortgages during the second quarter of 2006. Please tell us why the new model
        was not implemented in conjunction with the third quarter 2005 prepayment level
        and discount rate assumption changes.

                        *   *   *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a detailed letter that keys your responses
to our comments.

        You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me
at (202) 551-3490 if you have questions.

                                                Sincerely,

                                                Donald A. Walker
                                                Senior Assistant Chief Accountant